                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                  ------------------

                                     SCHEDULE 13D
                                  AMENDMENT NO. 5
                                    (Rule 13d-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2(a)

                         Industrial Distribution Group, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                            COMMON STOCK, par value $0.01
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                       45061100
--------------------------------------------------------------------------------
                                     CUSIP Number

                            Edmundson International, Inc.
                                  31356 Via Colinas
                         Westlake Village, California  91362
                                    (818) 991-9000

                                   with a copy to:

                               Timothy G. Hoxie, Esq.
                          Heller Ehrman White & McAuliffe
                                  333 Bush Street
                          San Francisco, California  94104
                                   (415) 772-6052
--------------------------------------------------------------------------------
                         (Name, address and telephone number
             of person authorized to receive notices and communications)

                                  December 11, 1998
                                  -----------------
                            (Date of Event which requires
                              filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                           (Continued on following pages)


                                 (Page 1 of 11 pages)

CUSIP NO. 45061100                      13D                   Page 2 of 11 pages
          --------                 AMENDMENT NO. 5

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1)   NAMES OF REPORTING PERSONS         Edmundson International, Inc.

--------------------------------------------------------------------------------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                 (b) /x/

--------------------------------------------------------------------------------

3)   SEC USE ONLY

--------------------------------------------------------------------------------

4)   SOURCE OF FUNDS                                                WC

--------------------------------------------------------------------------------

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                 / /

--------------------------------------------------------------------------------

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   California

--------------------------------------------------------------------------------

   NUMBER OF        7)  SOLE VOTING POWER                     -0-
    SHARES
 BENEFICIALLY       ------------------------------------------------------------
     OWNED
      BY            8)  SHARED VOTING POWER                 875,000
     EACH
   REPORTING        ------------------------------------------------------------
    PERSON
     WITH           9)  SOLE DISPOSITIVE POWER                -0-

                    ------------------------------------------------------------

                    10)  SHARED DISPOSITIVE POWER           875,000

--------------------------------------------------------------------------------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                                                            875,000

--------------------------------------------------------------------------------

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                              / /

--------------------------------------------------------------------------------

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     10.3%

--------------------------------------------------------------------------------

14)  TYPE OF REPORTING PERSON                                    CO

--------------------------------------------------------------------------------

CUSIP NO. 45061100                      13D                   Page 3 of 11 pages
          --------                 AMENDMENT NO. 5

--------------------------------------------------------------------------------

1)   NAMES OF REPORTING PERSONS    Consolidated Electrical Distributors, Inc.

--------------------------------------------------------------------------------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                 (b) /x/

--------------------------------------------------------------------------------

3)   SEC USE ONLY

--------------------------------------------------------------------------------

4)   SOURCE OF FUNDS                                                AF

--------------------------------------------------------------------------------

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                 / /

--------------------------------------------------------------------------------

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware

--------------------------------------------------------------------------------

   NUMBER OF        7)  SOLE VOTING POWER                     -0-
    SHARES
 BENEFICIALLY       ------------------------------------------------------------
     OWNED
      BY            8)  SHARED VOTING POWER                 875,000
     EACH
   REPORTING        ------------------------------------------------------------
    PERSON
     WITH           9)  SOLE DISPOSITIVE POWER                -0-

                    ------------------------------------------------------------

                    10)  SHARED DISPOSITIVE POWER           875,000

--------------------------------------------------------------------------------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                                                            875,000

--------------------------------------------------------------------------------

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                              / /

--------------------------------------------------------------------------------

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     10.3%

--------------------------------------------------------------------------------

14)  TYPE OF REPORTING PERSON                                    CO

--------------------------------------------------------------------------------

CUSIP NO. 45061100                      13D                   Page 4 of 11 pages
          --------                 AMENDMENT NO. 5


--------------------------------------------------------------------------------

1)   NAMES OF REPORTING PERSONS                        Portshire Corp.

--------------------------------------------------------------------------------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                 (b) /x/

--------------------------------------------------------------------------------

3)   SEC USE ONLY

--------------------------------------------------------------------------------

4)   SOURCE OF FUNDS                                                AF

--------------------------------------------------------------------------------

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                 / /

--------------------------------------------------------------------------------

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   Texas

--------------------------------------------------------------------------------

   NUMBER OF        7)  SOLE VOTING POWER                     -0-
    SHARES
 BENEFICIALLY       ------------------------------------------------------------
     OWNED
      BY            8)  SHARED VOTING POWER                 60,000
     EACH
   REPORTING        ------------------------------------------------------------
    PERSON
     WITH           9)  SOLE DISPOSITIVE POWER                -0-

                    ------------------------------------------------------------

                    10)  SHARED DISPOSITIVE POWER           60,000

--------------------------------------------------------------------------------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                                                            60,000

--------------------------------------------------------------------------------

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                              / /

--------------------------------------------------------------------------------

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          0.7%

--------------------------------------------------------------------------------

14)  TYPE OF REPORTING PERSON                                    CO

--------------------------------------------------------------------------------

CUSIP NO. 45061100                      13D                   Page 5 of 11 pages
          --------                 AMENDMENT NO. 5

--------------------------------------------------------------------------------

1)   NAMES OF REPORTING PERSONS              Lincolnshire Associates, Ltd.

--------------------------------------------------------------------------------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                 (b) /x/

--------------------------------------------------------------------------------

3)   SEC USE ONLY

--------------------------------------------------------------------------------

4)   SOURCE OF FUNDS                                                WC

--------------------------------------------------------------------------------

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                 / /

--------------------------------------------------------------------------------

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   Texas

--------------------------------------------------------------------------------

   NUMBER OF        7)  SOLE VOTING POWER                     -0-
    SHARES
 BENEFICIALLY       ------------------------------------------------------------
     OWNED
      BY            8)  SHARED VOTING POWER                 60,000
     EACH
   REPORTING        ------------------------------------------------------------
    PERSON
     WITH           9)  SOLE DISPOSITIVE POWER                -0-

                    ------------------------------------------------------------

                    10)  SHARED DISPOSITIVE POWER           60,000

--------------------------------------------------------------------------------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                                                            60,000

--------------------------------------------------------------------------------

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                              / /

--------------------------------------------------------------------------------

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          0.7%

--------------------------------------------------------------------------------

14)  TYPE OF REPORTING PERSON                                    PN

--------------------------------------------------------------------------------

CUSIP NO. 45061100                      13D                   Page 6 of 11 pages
          --------                 AMENDMENT NO. 5

--------------------------------------------------------------------------------

1)   NAMES OF REPORTING PERSONS       Employees' Retirement Plan of
                                      Consolidated Electrical Distributors, Inc.
--------------------------------------------------------------------------------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                 (b) /x/

--------------------------------------------------------------------------------

3)   SEC USE ONLY

--------------------------------------------------------------------------------

4)   SOURCE OF FUNDS                                                WC

--------------------------------------------------------------------------------

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                 / /

--------------------------------------------------------------------------------

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   California

--------------------------------------------------------------------------------

   NUMBER OF        7)  SOLE VOTING POWER                   100,000
    SHARES
 BENEFICIALLY       ------------------------------------------------------------
     OWNED
      BY            8)  SHARED VOTING POWER                   -0-
     EACH
   REPORTING        ------------------------------------------------------------
    PERSON
     WITH           9)  SOLE DISPOSITIVE POWER              100,000

                    ------------------------------------------------------------

                    10)  SHARED DISPOSITIVE POWER             -0-

--------------------------------------------------------------------------------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                                                            100,000

--------------------------------------------------------------------------------

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                              / /

--------------------------------------------------------------------------------

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          1.2%

--------------------------------------------------------------------------------

14)  TYPE OF REPORTING PERSON                                    EP

--------------------------------------------------------------------------------

CUSIP NO. 45061100                      13D                   Page 7 of 11 pages
          --------                 AMENDMENT NO. 5

                                    INTRODUCTION

     Edmundson International, Inc., a California corporation ("Edmundson International"), hereby files this Amendment No. 5 (the "Amendment") to the Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 of the Statement pursuant to the Agreement With Respect To
Schedule 13D attached to the Statement as Exhibit 7(1). Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

     Only those Items amended are reported herein.


     Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is amended by adding the following paragraph:
     On December 2, 1998, Edmundson International purchased 18,900 shares of Common Stock on the open market at a purchase price of $6.5893 per share. On December 3, 1998, Edmundson International purchased an additional 1,100 shares of Common Stock on the open market at a purchase price of $6.5625 per share. On December 11, 1998, Edmundson International purchased an additional 33,000 shares of Common Stock on the open market at a purchase price of $6.9123 per share.
The total funds required to complete these purchases was $363,042.42 (inclusive of broker commissions). All funds were obtained from working capital of Edmundson International. A table identifying each purchase is included in Item 5(c) of this Amendment.

     Item 5. INTEREST IN SECURITIES OF THE ISSUER.

CUSIP NO. 45061100                      13D                   Page 8 of 11 pages
          --------                 AMENDMENT NO. 5

     Item 5 is amended and restated to read as follows:
     (a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the Issuer's report on Form 10-Q stating that the Issuer had 8,478,180 shares of Common Stock outstanding as of September 30,
1998) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table:


------------------------------------------------------------------------------------------------
 Reporting Person           No. of       Percentage      Power to Vote       Power to Dispose
                             Shares       of Class      Shared      Sole   Shared         Sole
                          Beneficially
                             Owned
------------------------------------------------------------------------------------------------
 Edmundson  International   875,000        10.3%       875,000      -0-      875,000       -0-
------------------------------------------------------------------------------------------------
 CED                        875,000        10.3%       875,000      -0-      875,000       -0-
------------------------------------------------------------------------------------------------
 Portshire Corp.             60,000         0.7%        60,000      -0-       60,000       -0-
------------------------------------------------------------------------------------------------
 Lincolnshire Associates     60,000         0.7%        60,000      -0-       60,000       -0-
------------------------------------------------------------------------------------------------
 CED Pension Plan           100,000         1.2%         -0-      100,000      -0-       100,000
------------------------------------------------------------------------------------------------


     The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2.

          (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:

CUSIP NO. 45061100                      13D                   Page 9 of 11 pages
          --------                 AMENDMENT NO. 5

--------------------------------------------------------------------------------------
 Date            Purchaser       # Shares     Price       Comm'n       Total Funds
                                                                        Required
--------------------------------------------------------------------------------------
 9/23/98      CED Pension Plan      500      $6.4375      $0.12            $3,278.75
--------------------------------------------------------------------------------------
 9/24/98      CED Pension Plan     24,500     $6.50       $0.06          $160,720.00
--------------------------------------------------------------------------------------
 9/29/98      CED Pension Plan     16,400    $6.2271      $0.06          $103,108.44
--------------------------------------------------------------------------------------
 9/30/98      CED Pension Plan     8,600     $6.1766      $0.06           $53,634.76
--------------------------------------------------------------------------------------
 10/1/98      CED Pension Plan     10,500    $6.1756      $0.06           $65,473.80
--------------------------------------------------------------------------------------
 10/2/98      CED Pension Plan      600       $6.25       $0.06            $3,786.00
--------------------------------------------------------------------------------------
 10/5/98      CED Pension Plan     38,900    $6.0162      $0.06          $236,364.18
--------------------------------------------------------------------------------------
 10/7/98      Lincolnshire Ass.    60,000     $5.125      $0.04          $309,900.00
--------------------------------------------------------------------------------------
 10/7/98       Edmundson Intl.    350,000     $5.125      $0.04        $1,807,750.00
--------------------------------------------------------------------------------------
 10/22/98      Edmundson Intl.     35,000     $6.00       $0.06          $212,100.00
--------------------------------------------------------------------------------------
 10/26/98      Edmundson Intl.     50,000     $6.50       $0.06          $328,000.00
--------------------------------------------------------------------------------------
 11/11/98      Edmundson Intl.    177,000     $6.75       $0.04        $1,201,830.00
--------------------------------------------------------------------------------------
 11/12/98      Edmundson Intl.     50,000    $6.8125      $0.04          $342,625.00
--------------------------------------------------------------------------------------
 11/16/98      Edmundson Intl.     50,000     $6.75       $0.04          $339,500.00
--------------------------------------------------------------------------------------
 11/19/98      Edmundson Intl.     33,400    $6.6881      $0.06          $225,386.54
--------------------------------------------------------------------------------------
 11/23/98      Edmundson Intl.     6,600      $6.625      $0.06           $44,421.00
--------------------------------------------------------------------------------------
 11/25/98      Edmundson Intl.     10,000     $6.625      $0.06           $66,850.00
--------------------------------------------------------------------------------------
 12/02/98      Edmundson Intl.     18,900    $6.5893      $0.06          $125,671.77
--------------------------------------------------------------------------------------
 12/03/98      Edmundson Intl.     1,100     $6.5625      $0.06             $7284.75
--------------------------------------------------------------------------------------
 12/11/98      Edmundson Intl.     33,000    $6.9123      $0.06          $230,085.90
--------------------------------------------------------------------------------------
 TOTAL                            975,000                              $5,867,470.89
                                  -------                              -------------
--------------------------------------------------------------------------------------


     (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and their equity owners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

CUSIP NO. 45061100                      13D                  Page 10 of 11 pages
          --------                 AMENDMENT NO. 5

(e)  Not applicable.

     Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The first paragraph of Item 6 is amended and restated to read as follows:
     Edmundson International beneficially owns 815,000 shares of Common Stock. Portshire Corp., the general partner of Lincolnshire Associates, is a wholly owned subsidiary of Edmundson International. Lincolnshire Associates beneficially owns 60,000 shares of Common Stock. Therefore, Edmundson International, through its ownership of Portshire Corp., beneficially owns an additional 60,000 shares of Common Stock. Edmundson International is itself a wholly owned subsidiary of CED. Therefore, CED, through its ownership of Edmundson International and indirect ownership of Portshire Corp., beneficially owns 875,000 shares of Common Stock. CED Pension Plan beneficially owns 100,000 shares of Common Stock.


                        [THE NEXT PAGE IS THE SIGNATURE PAGE]

CUSIP NO. 45061100                      13D                  Page 11 of 11 pages
          --------                 AMENDMENT NO. 5

                                      SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 14, 1998

                                        Edmundson International, Inc.


                                        By:    /s/ David C. Verbeck
                                             ------------------------
                                        Its: Secretary
                                             ------------------------